Exhibit 99.1

PRESS RELEASE

Kazakhstan: TotalEnergies Implements its Energy Transition

Strategy

TotalEnergies Sells its Interest in the Dunga Oil Field

and Progresses Towards the Implementation of a 1 GW Wind Energy

Project

Paris, December 1, 2022 – TotalEnergies implements its energy transition strategy in Kazakhstan with, on the one hand, the sale of its affiliate Total E&P Dunga GmbH and, on the other the giant Mirny wind farm project that received the support of the French and Kazakh authorities on the occasion of the visit in France of the President of Kazakhstan, Kassym Jomart Tokayev.

On November 28, 2022, TotalEnergies signed an agreement for the sale of its affiliate Total E&P Dunga GmbH to the Kazakh company, Oriental Sunrise Corp Ltd, for an amount of $330 million. Total E&P Dunga GmbH holds a 60% operating interest in the onshore Dunga oil field in Kazakhstan, representing a net production of approximately 7,400 barrels of oil equivalent per day in 2022. The transaction is subject to the approval of the authorities of Kazakhstan and the waiver of the partners’ preemption rights.

TotalEnergies also strengthens its presence in renewable energy in the country. In addition to its two solar power plants in operation (with a capacity of 128 MW), Total Eren has signed an agreement with its partners Samruk-Kazyna and KazMunayGas to develop the Mirny project, the largest wind energy project ever initiated in Kazakhstan. This project is part of the intergovernmental agreement on the implementation of cooperation in the field of combating global warming, signed yesterday by France and Kazakhstan. The 200 wind turbines, totaling 1GW of installed capacity, will be combined with a 600 MWh battery storage system. The project will supply more than 1 million people in Kazakhstan with low-carbon electricity.

"TotalEnergies is fully committed to providing its expertise and know-how to develop Kazakhstan's natural resources, as we are doing as partner of the giant Kashagan field. These agreements demonstrate TotalEnergies' energy transition strategy. On the one hand, we dynamically manage our portfolio by disposing of mature, non-core assets such as the Dunga field. On the other, we are very proud to support the country’s low carbon development ambition through the major Mirny wind project “, said Patrick Pouyanné, Chairman and CEO of TotalEnergies.

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TotalEnergies in Kazakhstan

Active in Kazakhstan since 1992, TotalEnergies is one of the main shareholders (16.81%) in the North Caspian Project consortium in charge of developing the giant Kashagan field and operates the Dunga field (60%). The Company is also expanding a distribution network in Central Asia for TotalEnergies-branded lubricants, developing renewable energy projects via its subsidiary Total Eren, and providing leading industrial power storage solutions via its subsidiary Saft.

About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to energy that is ever more affordable, cleaner, more reliable and accessible to as many people as possible. Active in more than 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

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Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Universal Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).